Exhibit 99.2

Press release	Trades under the symbol (TSX): PJC.A
For immediate release

THE JEAN COUTU GROUP EXPECTS TO CLOSE
THE BROOKS ECKERD TRANSACTION WITH RITE AID BY END OF MAY

Longueuil, Quebec, April 12, 2007 – The Jean Coutu Group (PJC) Inc. ("The Jean Coutu Group") (TSX : PJC.A) announced today that it expects to close the Brooks and Eckerd drugstore chains transaction with Rite Aid Corporation by the end of May, pending final regulatory approval by the Federal Trade Commission (FTC) and satisfaction of customary closing conditions.

On August 24, 2006, The Jean Coutu Group announced that it had entered into a definitive agreement to sell approximately 1,850 Brooks and Eckerd stores and six distribution centers, primarily located on the East Coast and in the Mid-Atlantic states of the United States, to Rite Aid Corporation.

Furthermore, Rite Aid Corporation has reached agreement with the FTC staff to divest 24 stores, located in Connecticut, Maryland, Maine, New Hampshire, New Jersey, New York, Pennsylvania, Virginia and Vermont. The agreement with the staff is subject to approval by the Commissioners of the FTC, which Rite Aid expects to obtain.

"We see this transaction as a unique strategic opportunity to optimize our U.S. presence by transforming our investment in a regional drugstore chain into the leading ownership position in a major national chain with the scale to better compete in the growing U.S. drugstore industry" said Jean Coutu, Chairman, President and CEO of The Jean Coutu Group.

In addition to the review by the FTC, the offices of Attorney Generals of several states are also reviewing the transaction. The Jean Coutu Group and Rite Aid said that process continues to go smoothly.

The Jean Coutu Group also announced today that it expects to close concurrently with the transaction with Rite Aid a new financing for working capital and general corporate purposes. The Jean Coutu Group received commitments from a group of banks lead by RBC Capital Markets and National Bank Financial for unsecured revolving facilities of C$500,000,000 with an initial term of 5 years that could be extended each year to its initial 5-year term with the consent of the lenders.

"The favourable terms and conditions that we were able to obtain demonstrates confidence in The Jean Coutu Group operations and financial condition" indicated Jean Coutu, Chairman, President and CEO of The Jean Coutu Group.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements within the meaning of the federal securities laws, which involve risks and uncertainties. Forward-looking statements include all statements that do not relate solely to historical or current facts, and you can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," "projects" or "anticipates" or similar expressions that concern our strategy, plans or intentions. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those expected. While the Company believes that its assumptions are reasonable, it is very difficult to predict the impact of known factors, and, of course, it is impossible to anticipate all factors that could affect the Company’s actual results. The Company undertakes no obligation to update any forward-looking statements contained in this press release.

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About The Jean Coutu Group

The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The Company and its combined network of 2,185 corporate and franchised drugstores (under the banners of Brooks and Eckerd Pharmacy, PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) employ more than 61,000 people.

The Jean Coutu Group’s United States operations employ 46,000 people and comprise 1,859 corporate owned stores located in 18 states of the Northeastern, mid-Atlantic and Southeastern United States. The Jean Coutu Group’s Canadian operations and franchised drugstores in its network employ over 15,000 people and comprise 326 PJC Jean Coutu franchised stores in Quebec, New Brunswick and Ontario.

Website:	www.jeancoutu.com

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Source:	The Jean Coutu Group (PJC) Inc

Information:	Michael Murray	Hélène Bisson
	Director, Investor Relations	Director, Public Relations
	(450) 646-9611, ext. 1068	(450) 646-9611, ext. 1165

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